Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

May 20, 2025

Samantha Brutlag, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	333-287326
	Fund:	LVIP Invesco Select Equity Income Managed Volatility Fund (the “Fund”)

Dear Ms. Brutlag:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-287326) relating to the proposed reorganization of the Fund into the LVIP BlackRock Dividend Value Managed Volatility Fund, a series of the Trust. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2025 (Accession No. 0001193125-25-120869).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on May 20, 2025.

No fees are required in connection with this filing.

If you wish to discuss this correspondence further, please contact me at 484-583-8711.

Very truly yours,

Lincoln Variable Insurance Products Trust

By:	/s/ Samuel K. Goldstein
Name:	Samuel K. Goldstein, Esq.
Title:	Chief Counsel - Funds Management